Blackstone Inc.

Code of Business

Conduct and Ethics

JANUARY 2023

TABLE OF CONTENTS

A Message from Stephen A. Schwarzman	2

Employee and Reporting Hotline	5

Waivers of the Code	5

Respect at Blackstone	6

Confidential Information	6

Conflicts of Interest	8

Family Members and Close Personal Relationships	8

Outside Employment / Directorships	8

Consultants and Agents	8

Other Situations	8

Corporate Opportunities	9

Protection and Proper Use of Firm Assets	9

Fair Dealing	9

Relationships with Suppliers	9

Compliance with Laws	10

Governmental Filings and Responding to Governmental and Regulatory Requests	10

Insider Trading	10

Document Retention	11

Taxes	11

Maliciously False, Defamatory, or Other Unlawful Remarks	11

Doing Business Internationally	12

Foreign Corrupt Practices Act / UK Bribery Act	12

Disclaimer	13

CODE OF BUSINESS CONDUCT AND ETHICS

A Message from Stephen A. Schwarzman

All of us have every reason to be proud of Blackstone’s high standards. The Firm is committed to preserving its reputation for excellence and integrity in everything we do. Our reputation today is a tribute to all of you and the manner in which you conduct the Firm’s business, and for that we want to thank you wholeheartedly.

It has taken the Firm since 1985 to build that reputation, but we should be fully aware that reputations can be destroyed in a fraction of that time by one brief shortcoming.

None of you can be unaware of the trials and tribulations that have beset Wall Street. More than a few of these problems have arisen because of poor ethical judgments or simply a lack of appropriate standards.

To ensure that everyone fully understands the Firm’s approach and the standards by which we measure ourselves, the enclosed comprehensive Code of Business Conduct and Ethics has been prepared to help guide you in your decision-making.

It is imperative that you read and abide by these standards so that we can continue to be a successful and admired organization in the years ahead.

Thank you again for your diligence and cooperation in helping Blackstone maintain its stellar reputation.

Stephen A. Schwarzman

Chairman and Chief Executive Officer

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CODE OF BUSINESS CONDUCT AND ETHICS

Integrity, honesty and sound judgment are fundamental to the reputation and success of Blackstone Inc. and its respective subsidiaries and affiliates (collectively, “Blackstone”, “BX”, the “Company” or the “Firm”). The policies outlined in this Code of Ethics (the “Code”) are designed to ensure that all Blackstone directors, officers and employees not only conduct themselves lawfully at all times, but also maintain the highest ethical standards in every aspect of their dealings with other employees, the business community, clients, suppliers and government authorities.

The Firm is committed to providing equal employment opportunities to all employees and applicants for employment without regard to race, color, religion, creed, gender, sex, pregnancy, sexual orientation, self-identified or perceived sex, gender identity or expression, the status of being transgender, national origin or ancestry, ethnicity, alienage or citizenship status, age, disability, marital, familial, or partnership status, military or veteran status, predisposing genetic characteristics, status as a victim of domestic violence, sex offense, stalking, arrest or conviction record, caregiver status, credit history, unemployment status, uniformed service, or any other class or status protected by law in accordance with applicable federal, state and local laws. This policy applies to all terms and conditions of employment, including but not limited to hiring, placement, promotion, termination, transfer, leave of absence, compensation and training. In addition, Blackstone prohibits any discriminatory conduct of its agents and non-employees who have contact with employees during working hours or at work-related events.

No employee should be misguided by any sense of false loyalty to the Firm or a desire for profitability that might cause him or her to disobey any applicable law or Firm policy. Violation of Firm policy will constitute grounds for disciplinary action, including, when appropriate, termination of service.

The Firm believes our people are our most important resource. We seek to hire the brightest and most talented and empower them to be better.

Management seeks to (1) foster a stimulating culture where there is a commitment to excellence; (2) promote and reward our personnel for their contributions and achievements; and (3) promote an ethical environment and a sense of mutual trust and shared responsibility.

The material contained in this Code, the Firm’s Global Compliance Policies Manual (and related supplement) and Code of Ethics (such material referred to herein as the “Code of Conduct” or the “Code”) serves as a guide for employees when faced with legal or ethical questions. The Code is not all-inclusive, and the Firm expects employees to use their own judgment at all times to follow the high ethical standards to which the Firm is committed.

The Firm takes this Code of Conduct very seriously. All employees must follow the ethical standards set forth in this Code and are obligated to report, in a timely fashion, any possible violations of law or of our ethical standards that they may witness or have a reasonable basis to believe exist. Reporting in good faith possible ethical violations by others will not subject you to reprisal. An employee retaliating or punishing another employee for reporting suspected unethical or illegal conduct or any questionable situation may be subject to disciplinary action, up to and including termination, and may be acting in violation of the law. As discussed below, all reports and inquiries will be handled confidentially to the greatest extent possible under the circumstances.

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CODE OF BUSINESS CONDUCT AND ETHICS

It is the responsibility of employees to read carefully and understand this Code, but we do not expect this Code to answer every possible question an employee may have in the course of conducting business. To this end, employees should keep in mind the following steps as they consider a particular problem or concern:

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from individuals other than your supervisor. In situations where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, consider discussing the issue with someone from the Human Resources department. If the issue relates to a specific Financial Industry Regulatory Authority (“FINRA”) or Investment Advisers Act of 1940 (as amended) matter, consider discussing the issue with the Legal and Compliance Department (“LCD”). In the case of accounting, internal accounting controls or auditing matters, consider discussing the issue with the Chief Financial Officer or the audit committee of the board of directors.

If employees are concerned about an ethical situation or are not sure whether specific conduct meets the Firm’s standards of conduct, employees are responsible for asking their supervisors or managers, the Chief Legal Officer (“CLO”) or any other representative of the LCD, or the Human Resources Department any questions that they may feel are necessary to understand the Firm’s expectations of them.

If you believe you or another employee may have violated the law or our ethical standards, it is your responsibility to immediately report the violation to your supervisor or manager, a representative of the LCD or the Human Resources Department, or, to the extent permitted by applicable law, the Employee and Reporting Hotline or website described below. Similarly, if you are a supervisor or manager and you have received information from an employee concerning activity that he or she believes may violate the Code or that you believe may violate the Code, you should report the matter to a representative of the LCD or the Human Resources Department, the Audit Committee or the Employee and Reporting Hotline or website described below.

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CODE OF BUSINESS CONDUCT AND ETHICS

Employees who fail to comply (either in letter or spirit) with these policies, including supervisors or managers who fail to detect or report wrongdoing, may be subject to disciplinary action, up to and including termination of employment. The following are examples of conduct that may result in discipline:

•	Actions that violate a Firm policy;

•	Requesting others to violate a Firm policy;

•	Failure to promptly disclose a known or suspected violation of a Firm policy;

•	Failure to cooperate in Firm investigations of possible violations of a Firm policy;

•	Retaliation against another employee for reporting a good faith integrity concern; and

•	Failure to demonstrate the leadership and diligence needed to ensure compliance with Firm policies and applicable law.

It is important to understand that a violation of certain of these policies may subject the Firm and the individual employee to civil liability and damages, regulatory sanction and/or criminal prosecution.

Employee and Reporting Hotline

Employees interested in communicating a concern anonymously may call the Employee and Reporting Hotline toll-free, 24 hours a day from any country in which Blackstone has an office. The hotline is hosted by a third-party provider, EthicsPoint (also known as NAVEX Global). In the US, the hotline can be reached by dialing 1-855-657-8027. Callers from outside the US can find country-specific dialing instructions at www.blackstone.ethicspoint.com by choosing the relevant location from the drop-down menu. Employees may also submit a report online at www.blackstone.ethicspoint.com.

At no time will the Employee Hotline utilize “Caller ID” technologies to identify an employee who wishes to remain anonymous. In order to facilitate positive action in response to employees’ concerns, callers may give their names and work locations. Callers from the European Economic Area are encouraged to give their names and work locations.

All reports and inquiries will be handled confidentially to the maximum extent practicable under the circumstances. As mentioned above, no employee will be subject to retaliation or punishment for good faith reporting of suspected violations of law or of our ethical standards by another employee or for coming forward to alert the Firm of any questionable situation. Furthermore, any person who participates in retaliation against such employee will be subject to disciplinary action, up to and including termination of employment.

Waivers of the Code

Any waiver of any provision of this Code for executive officers or directors of Blackstone Inc. must be approved by the board of directors or a committee of the board of directors of Blackstone Inc. and will be promptly disclosed as required by applicable securities law and/or stock exchange rules.

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CODE OF BUSINESS CONDUCT AND ETHICS

Respect at Blackstone

When Steve Schwarzman and Pete Peterson formed the Firm in 1985, their aim was to build a group of related businesses, to attract the very best people and to provide an environment in which we could grow to become among the leaders in our respective business areas. That has meant fostering an environment in which there was and is freedom of expression, constant interaction, attentive listening and consideration to personal and business issues at all levels.

All personnel should treat everyone, including fellow employees, clients, vendors and guests, with respect and dignity. We are all individually responsible for creating and maintaining a work environment that is built on these values.

Confidential Information

The Firm regularly comes into possession of Confidential Information (as that term is defined below) in the course of the Firm’s business. The Firm is strongly committed to protecting Confidential Information, whether entrusted to the Firm by an actual or prospective client, investor or portfolio company, generated within the Firm or obtained from some other source. The Firm is also strongly committed to avoiding the misuse, or the appearance of misuse, of such information, whether in connection with the trading of securities or otherwise.

During the course of employment by or association with BX, employees may learn of or have access to information concerning the (i) business, (ii) affairs, (iii) operations, (iv) strategies, (v) policies, (vi) procedures, (vii) organizational and personnel matters related to any present or former employee of BX, including compensation and investment arrangements, (viii) terms of agreements, (ix) financial structure, (x) financial position, financial results or other financial affairs, (xi) actual or proposed transactions or investments, (xii) investment results, (xiii) existing or prospective clients or investors, (xiv) computer programs or (xv) other confidential information related to the business of BX or to its affiliates, actual or prospective portfolio companies or other third parties. Such information may have been or may be provided in written or electronic form or orally or otherwise accessed via a data room portal such as Intralinks. All of such information, from whatever source learned or obtained and regardless of the Company’s connection to the information, is “Confidential Information.”

Without limiting the foregoing, Confidential Information includes any information, whether public or not, which (1) represents, or is aggregated in such a way as to represent, or purport to represent, all or any portion of the investment results of, or any other information about the investment “track record” of, (a) the Firm, (b) a business group of the Firm, (c) one or more funds managed by affiliates of the Firm or (d) any individual or group of individuals during their time at the Firm, or (2) describes an individual’s role in achieving or contributing to any such investment results.

Confidential Information does not include information that has been made generally available to the public, but information that when viewed in isolation may be publicly known or can be accessed by a member of the public will still constitute Confidential Information for these purposes if such information has become proprietary to BX through BX’s aggregation or interpretation of such information.

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CODE OF BUSINESS CONDUCT AND ETHICS

Because all of its Confidential Information constitutes a valuable asset of BX and/or BX’s clients, without the prior written consent of BX (which may be given or withheld in BX’s sole discretion) or BX’s clients, as applicable, no employee of BX or any of its affiliates may, while he or she is employed by or associated with BX or at any time thereafter, (a) disclose any Confidential Information to any person except at the direction of BX or its clients, as applicable, (b) make any other use of any Confidential Information except in the business of BX and in a manner which at all times is intended to serve the interests of BX or its clients, or (c) disclose any information (whether or not Confidential Information) concerning BX or its affiliates or its present or former employees, clients or investors to any reporter, author or similar person or entity or take any other action likely to result in such information being made available to the public in any form, including books, articles or writings of any other kind, film, videotape, electronic means of communication or any other medium, except in compliance with BX policy.

Any Firm personnel who fail to comply, either in letter or spirit, with these important policies may be subject to disciplinary action, up to and including termination of employment. The Firm may pursue appropriate legal action against present or former employees or members to enforce these policies.

In addition to complying with the important policies set forth above, employees and members are required to execute a confidentiality agreement prior to the commencement of employment and familiarize themselves with and acknowledge that agreement by their signature, as well as adhere to the policies and procedures set forth in the Firm’s Global Compliance Policies Manual. The latter document contains important additional policies and procedures concerning Confidential Information and related matters.

Notwithstanding any confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to a current or former employees, the Firm does not restrict any current or former employee from reporting, communicating, cooperating or filing a complaint on possible violations of federal, state or local law or regulation to or with any governmental agency or regulatory authority (collectively, a “Governmental Entity”), including, but not limited to, the, SEC, FINRA, EEOC or NLRB, or from making other disclosures to any Governmental Entity that are protected under the whistleblower provisions of federal, state or local law or regulation, provided that in each case such communications and disclosures are consistent with applicable law. Moreover, employees do not need to give prior notice to (or get prior authorization from) Blackstone regarding any such communication or disclosure. In addition, the Firm does not restrict employees from discussing, disclosing or inquiring about wages to the extent consistent with applicable pay equity laws, or from engaging in activity protected by the National Labor Relations Act; for example, non-managerial and non-supervisory employee discussions regarding their terms and conditions of employment.

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CODE OF BUSINESS CONDUCT AND ETHICS

Conflicts of Interest

A conflict of interest occurs when an individual’s private interest interferes, or even appears to interfere, with the interests of the Firm as a whole. A conflict of interest may arise when an employee takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Firm. Loans to, or guarantees of obligations of, such persons are of special concern.

Business decisions and actions must be based on the best interests of the Firm and its clients. Employees may not have outside interests that conflict or appear to conflict with their ability to make business decisions in the best interests of the Firm or its clients. Employees are expected to act solely for the benefit of the Firm and its clients and must not be influenced by a personal interest that may result from other individual or business concerns. Conflicts of interest are to be scrupulously avoided and, if unavoidable, must be disclosed to the LCD at the earliest opportunity. If you have any uncertainty about whether your actions or relationships present a conflict of interest, contact the LCD for guidance.

Family Members and Close Personal Relationships

Conflicts of interest may arise when doing business with organizations in which employees’ family members have an ownership or employment interest. Family members include spouses, parents, children, siblings and in-laws. Employees may not conduct business on behalf of the Firm and may not use their influence to get the Firm to do business with family members or an organization with which an employee or an employee’s family member is associated unless specific written approval has been granted in advance by the Chairman and Chief Executive Officer or the CLO.

Outside Employment / Directorships

All employees are expected to devote their best efforts to their job at all times. Employees may not maintain outside employment activities that compromise job performance or that may present a conflict of interest. All outside business activities are subject to the prior approval of the Firm’s LCD.

Consultants and Agents

Whenever it becomes necessary to engage the services of an individual or firm to consult for or represent the Firm, special care must be taken to ensure that no conflicts of interest exist between the Firm and the person or firm to be retained. Employees must also ensure that outside consultants and agents of the Firm are reputable and qualified. Agreements with consultants or agents should be in writing and should be approved by the CLO.

Other Situations

Because other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. Any employee, officer or director who becomes aware of a conflict of interest or a potential conflict of interest should bring it to the attention of a supervisor, manager or other appropriate personnel, the LCD or the CLO.

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CODE OF BUSINESS CONDUCT AND ETHICS

Corporate Opportunities

It is the Firm’s policy that employees, officers and directors may not take opportunities for themselves that are discovered through the use of Firm property, information or position, or use Firm property, information or position for personal gain. Furthermore, employees may not compete with the Firm directly or indirectly. Employees, officers and directors have a duty to the Firm to advance its legitimate interests when the opportunity to do so arises.

Protection and Proper Use of Firm Assets

Theft, carelessness and waste have a direct impact on the Firm’s profitability. Employees, officers and directors have a duty to safeguard Firm assets and ensure their efficient use. Firm assets should be used only for legitimate business purposes and employees and directors should take measures to ensure against their theft, damage, or misuse.

Firm assets include intellectual property such as trademarks, business and marketing plans, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of Firm policy.

Fair Dealing

Each employee, officer and director shall endeavor to deal fairly with the Firm’s equity holders, competitors, suppliers and employees. No employee or director shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

No bribes, kickbacks or other similar payments in any form shall be made directly or indirectly to or for anyone for the purpose of obtaining or retaining business or obtaining any other favorable action. The Firm and the employee, officer or director involved may be subject to disciplinary action as well as potential civil or criminal liability for violation of this policy.

Relationships with Suppliers

The Firm encourages good supplier relations. However, employees may not benefit personally, whether directly or indirectly, from any purchase of goods or services for the Firm. Employees whose responsibilities include purchasing (be it merchandise, fixtures, services or other), or who have contact with suppliers, must not exploit their position at the Firm for personal gain. Generally, employees may not receive cash or other items of value from any supplier, whether directly or indirectly unless it is not pursuant to a quid pro quo and is not related to hiring or other business decisions (e.g., random chance raffle). Ordinary and customary periodic holiday gifts of a de-minimis amount are also permitted, subject to compliance with any requirements of BX as well as the business group in question

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CODE OF BUSINESS CONDUCT AND ETHICS

Compliance with Laws

The Firm operates strictly within the bounds of the laws, rules and regulations that affect the conduct of our business. All employees are expected to know and to follow the law. Supervisors, managers or other appropriate personnel must ensure that employees understand and are informed of the requirements relating to their jobs. They must also be available to answer employee questions or concerns and, when necessary, to guide them to other subject-matter experts, including the Firm’s outside counsel. There are serious consequences for failing to follow any applicable laws, rules and regulations, up to and including termination of employment and potential criminal and civil penalties.

Governmental Filings and Responding to Governmental and Regulatory Requests

It is Firm policy to cooperate with all reasonable requests concerning Firm business from US federal, state, municipal and foreign government agencies, such as the Federal Trade Commission, the Securities and Exchange Commission and the Department of Justice, and from regulatory organizations such as FINRA and the New York Stock Exchange. All contacts, inquiries, or requests – written or oral – for information or documents by governmental or self-regulatory authorities, including representatives of the SEC, FINRA, the states and non-US regulators, should be reported immediately to the applicable CCO. In the case of telephone requests, the employee receiving the request should make sure to obtain the name, agency, address, and telephone number of the representative making such request and refer the inquiry to the LCD. With respect to filings made with US federal, state, municipal and foreign governmental agencies, particularly those filings (e.g., Hart-Scott-Rodino filings) that are made in connection with an investment by the Firm, it is Firm policy that counsel retained by the Firm must generally be consulted prior to the submission of the filing with such agencies. In the event a decision not to contact outside counsel is made, written notification must be made to the CLO.

Insider Trading

The Firm’s policy against insider trading is designed to promote compliance with securities laws and to protect the Firm as well as Firm representatives from the very serious liability and penalties that can result from violations of these laws. The Firm is committed to maintaining its reputation for integrity and ethical conduct and this policy is an important part of that effort. It is BX’s policy that directors, executive officers and other employees of BX may not trade securities, of the Firm or otherwise, about which they learn material, non-public information. They are also prohibited from passing on such information to others who might make an investment decision based on it. Any questions as to whether information is material or has been adequately disclosed should be directed to the LCD.

In addition, directors, executive officers and employees are prohibited from engaging in transactions in BX’s securities that are inconsistent with a long-term investment in BX, signal a lack of confidence in BX or may lead to the appearance of insider trading. Such transactions include any trading activity designed to profit from fluctuations in the price of these securities, such as “day trading” and arbitrage trading, short sales, buying securities on margin, and the use of forward contracts, equity swaps, collars, exchange funds, puts, calls, options and other derivative securities or any instruments designed to increase in value as a result of, or hedge or offset any decrease in, the market value of BX’s securities.

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CODE OF BUSINESS CONDUCT AND ETHICS

Any violation of the Firm’s policies and procedures regarding personal securities trading by an employee or an employee’s family member may result in dismissal, suspension, with or without pay, or other disciplinary sanctions against the employee, whether or not the violation of the Firm’s policy also constitutes a violation of law.

Document Retention

Destruction or falsification of any information that the Firm is required to retain pursuant to legal or regulatory requirements, or that is potentially relevant to any violation of law, government investigation or civil legal matter, may lead to prosecution for obstruction of justice, regulatory action, legal sanctions or other adverse consequences for the Firm. The Firm’s Information Management and Legal Holds Policies govern the Firm’s retention, preservation or destruction of information. Employees are required to manage, retain and dispose of Firm information in accordance with those policies. Questions with regard to retention or destruction of information should be directed to the CLO. Please refer to the Firm’s Information Management Policy, Legal Holds Policy, and various compliance manuals for other provisions relating to information retention and disposal.

Taxes

The Firm and its employees, whether acting on behalf of the Firm or individually, are not permitted to attempt to evade taxes or the payment of taxes. Neither should employees solicit clients on the basis of nor actively participate in assisting clients in attempting to evade the tax laws. The Firm and its employees, whether acting on behalf of the Firm or individually, are not permitted to (i) make false statements to tax authorities regarding any matter, (ii) file fraudulent returns, statements, lists or other documents, (iii) conceal property or withhold records from tax authorities, (iv) willfully fail to file tax returns, keep required records or supply information to tax authorities or (v) willfully fail to collect, account for or pay a tax.

None of this prevents you from arranging your personal affairs in a manner serving to lawfully minimize the tax you are required to pay, and in so doing, you can consider all allowable deductions and credits that you may be entitled to claim.

In addition to complying with the tax laws, employees must cooperate fully with any regulatory entity or governmental authority and may not interfere with the administration of the tax laws. Payments and gifts to tax agents and other government officials are strictly prohibited. To this end, employees are required to refer business inquiries to the CLO and respond immediately to personal inquiries from a tax authority, including summons to testify or produce books, accounts, records, memoranda or other papers.

Maliciously False, Defamatory, or Other Unlawful Remarks

Maliciously false, defamatory, or other unlawful remarks or statements about the Firm or any of its personnel are strictly prohibited. No employee of the Firm, directly or indirectly, may make, while in the employ of the Firm or at any time thereafter, any such remarks or statements (whether of a professional or personal nature) to any individual or other third party (including without limitation any present or former member, partner or employee of the Firm) or entity regarding the Firm or any of their respective affiliates, members, partners or employees, or regarding such employee’s relationship with the Firm or the termination of such relationship.

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CODE OF BUSINESS CONDUCT AND ETHICS

Employees who violate this policy may be subject to disciplinary action, up to and including termination of employment. The Firm may also pursue appropriate legal action against present or former employees or members to enforce this policy.

This policy does not prohibit employees from making truthful disclosures to governmental agencies.

Doing Business Internationally

While the Firm must adapt to business customs and market practices in global markets, all employees worldwide should adhere to applicable US laws and regulations and Firm standards. Every employee involved in non-US operations should also respect the laws, cultures and customs of all countries in which the Firm operates and should conduct the Firm’s overseas activities in a way that contributes to development in all such locales.

Foreign Corrupt Practices Act / UK Bribery Act

Blackstone and its employees, agents and representatives must conduct their activities in full compliance with all applicable anti-corruption laws, including without limitation, the US Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, and any other anti-corruption laws that are in effect in the country in which the Blackstone employee, agent or representative operates.

The FCPA reaches conduct occurring outside of the territorial boundaries of the United States and applies to domestic and foreign subsidiaries of Blackstone and to both US citizens and non-US citizens. Under the FCPA:

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Blackstone and its Senior Managing Directors, agents, officers and employees are prohibited from making or authorizing the payment of either money or anything of value, directly or indirectly, to government officials, political parties or candidates for political office outside the United States to win or retain business or influence any act or decision of such officials;

•	All books, records and accounts, domestic and overseas, must accurately and fairly reflect business transactions and dispositions of Blackstone’s assets;

•	A system of internal accounting controls must be maintained to provide adequate corporate supervision over the accounting and reporting activities at all levels.

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Disclaimer

This Code is designed to acquaint directors, executive officers and employees with the Firm’s policies with respect to business conduct and ethics.

The information contained in this Code is not intended to represent all of the Firm’s policies. In addition, directors, executive officers and employees should be aware that the Firm may revise, supplement or rescind any policies or portions of this Code at any time as it deems appropriate, in its sole and absolute discretion. This Code is the property of the Firm.

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